GEOLOGICAL REPORT

ON THE

LA ZORRA PROPERTY

(Gachupines Project)

STATE OF SONORA, MEXICO

FOR

CARDERO RESOURCE CORP.

1901-1177 WEST HASTINGS STREET

VANCOUVER, B.C.

V6E 2K3

BY

G.D Belik, P.Geo

March 29, 2004

A complete copy of this report can be viewed at the Company's offices at Suite 1901 - 475 Howe Street, Vancouver, BC, V6E 2K3 during the business hours (8:00 a.m. - 4:00 p.m.) Monday - Friday

Table of Contents

Summary

Introduction and Terms of Reference

Disclaimer

Property Location and Description

Accesibility, Climate, Infrastructure and Physiography

History

Geological Setting

Deposit Types

Mineralization

Exploration

Drilling

Sampling Method and Approach

Sample Preparation, Analysis and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Tables:

Table I:             Geological Column

Appendix A:      Estimated Cost of Recommended Program

Appendix B:      Writer's Certificate

Appendix C:      Rock Sample Descriptions

Appendix D:      Assay Certificates

Appendix E:      References

Appendix F:      Claim Descriptions

List of Maps in Text:

Figure 744-1:     Location Map

Figure 744-2:     Mineral Concession Map

Figure 744-4:     Batamote West: Total Field Magnetics

List of Maps in Pocket:

Figure 744-3A    Surface Geology and Sample Locations (1:20,000)

Figure 744-3B    Detailed Geology - San Martin and Bonancita Prospects (1:5,000)

Figure 744-3C    Detailed Geology - Golden Gate, Veroica and Cali Prospects (1:5,000)

Figure 744-3D-1   Detailed Geology - Gachupines Prospect (1:2,000)

Figure 744-3D-2   Soil Geochemistry (Copper & Zinc) - Gachupines Prospect (1:2,000)

Figure 744-3E    Detalied Geology - Batamote Prospect (1:5,000)

Summary

The La Zorra property is located in the State of Sonora, Mexico, approximately 120 kilometers southeast of the city of Hermosilla.  The property consists of one large mineral concession (La Zorra), which has a recorded area of 25,300 ha.  The concession encompasses 19 small, older claims that cover a number of the historical showings in the area.  The net area of the claim is about 24,320 ha.

Access to the property is via Highway 16 to about kilometer 95 and then south along a series of dirt roads to Ranchito Los Gachupines, located near the center of the property. The driving time to the property from Hermosillo is about 3.0 hours.

The property occurs in the southern part of the Sonora Desert with an average annual rainfall of less then 10 cm per year.  Topography is variable and consists of a series of brush-covered hills ridges and small ranges interspersed with partly cleared valley bottoms that are primarily used for grazing purposes. Primary vegetation consists of moderate to thick growths of prickly brush interspersed with palo verde, mesquite, ironwood and a variety of desert cacti (mainly choa).

The central and southern parts of the property are underlain by Cretaceous andesitic to dacitic flows and lesser pyroclastic units that are cut by small diorite to granodiorite stocks of Upper Cretaceous to Early Tertiary age. Miocene volcanics with a basal conglomerate unit cover most of the northern area and occur as remnants in the central to southern part of the property in what were probably basinal zones during the Miocene epoch.  Several small hypabyssal plugs, dykes and dome-like bodies of fine-grained rhyolite occur in the southern part of the property, which appear to be related to the Miocene volcanic event.

The area contains more than 30 showings. Most are small veins that received sporadic exploration and small-scale mining over the years. The veins show a spatial association with the intrusive stocks and display a zonation that grades outward from gold and copper-gold veins with some silver within and near the intrusions, to intermediate-type silver-rich veins with less gold and some base metals to a more distal type lead-zinc-copper veins with variable but generally weaker silver- gold mineralization. .

Poorly exposed stockwork copper mineralization, associated with porphyry-type alteration, was noted in a few areas of the property.  In one area, immediately northwest of the Los Gachupines ranch, extensive copper float was noted within a poorly exposed quartz-sericite-clay-alunite (?)- pyrite alteration zone that appears to be about 600 metres wide and more than 800 metres long; debris areas of leached, highly gossanous vein and vuggy replacement-type quartz occur scattered throughout the central part of the area.  A second area that appears to contain fairly widespread alteration is centered about 2.5 kilometres northeast of the Los Gachupines ranch.  Here, propylitically altered volcanics and areas of moderate to strong quartz-sericite-tourmaline-pyrite alteration are exposed in a number of outcrops and float over a broad area that is largely concealed by overburden. Small debris fields of gossanous vein and vuggy replacement-type silica similar to that seen in the other area were also noted in several areas. Copper mineralization is not conspicuous but is present in float in one area associated with stockwork quartz veining.

Mineralization on the La Zorra property may be related to the upper parts of a porphyry system(s). Veining shows a well-developed zonation with a central gold-rich core and an outer lead-zinc rich shell, which is consistent with this model.  The areas of broader alteration have a general calc-

alkaline type porphyry signature with both propylitic type and quartz-sericitic-pyrite type alteration zones although the alteration lacks the size and well-developed concentric zonation pattern (i.e. propylitic-argillic-phyllic-potassic) characteristic of most large economic porphyry deposits which could be due to the high level of exposure within the system.

The two main alteration zones have some of the characteristics of a high-sulphidation epithermal system including a general copper-silver-gold association where significant mineralization is present and the local presence of abundant pyrite, clay, vuggy replacement-type quartz and alunite.

Most of the veins in the project area are too small to be of commercial interest except perhaps on a small ‘mom and pop’ type operation.  One exception is the Bonancita prospect that contains a series of closely spaced auriferous quartz veins with intervening fracture mineralization that may have bulk mining potential. The Bonancita prospect however is not covered by the La Zorra claim.

The two large alteration zones located near the Los Gachupines ranch are 100% covered by the La Zorra claim.  Both areas are large and have an apparent local association with significant copper- gold-silver mineralization that share some of the characteristics of high sulphidation epithermal- type mineralization associated with a high-level porphyry system(s).   Both areas are covered by extensive overburden and have received only minor exploration work to date (a few small test pits and shallow trenches).  There is no evidence of any prior drilling.

Further work on the La Zorra claim is warranted.  A program consisting of an Induced Polarization survey to define the limits of sulphide mineralization within the alteration areas followed by drilling is recommended. The amount of drilling would be contingent on the results of the IP program.

Introduction and Terms of Reference

This report was prepared at the request of Cardero Resource Corp. and conforms to the guidelines for technical reports set out in National Policy Instrument 43-101.  The report discusses the geological setting of the La Zorra property and it’s potential for hosting economic mineral deposits.

The report is based on mapping and sampling carried out by the writer and two Canadian geologists during the period January 12th to 30th, 2004 inclusive as well as a follow-up visit by the writer on March 4th and 5th, 2004.

Disclaimer

The writer has relied on copies of ‘official’ documentation supplied by the owners of the property concerning the status, ownership and location of the mineral title(s) comprising property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of said documentation and makes not representations or warranties as to the ownership, location or status of the claims discussed in this report.   The writer is not aware, however, of any information that would lead him to believe or lead him to suspect that the claim information as presented is not accurate or is unreliable.       .

Property Location and Description

The property is located in the State of Sonora, Mexico about 120 km southeast of the city of Hermosillo, which is about 250 km south of the US border and the city of Nogales (Fig. 744-1). The approximate geographic center of the property is located at 110° 09" W longitude, 28° 24" N latitude.

The property is composed of a single large claim, 23.0 km x 11.0 km in size (25,300 hectares), that overlaps a number of smaller concessions (see Fig. 744-2).  The net area of the La Zorra claim is about 24,320 ha.  The particulars of the claim are as follows:

Concession	Expediente No.	Numero Del Titulo	Hectares	Date Recorded
La Zorra	82/2847	In process	25,300	May 11, 2003

The recorded owner of the claim is Compania Minera Palo Fierro, S.A. de C.V. (CMF), a Mexican corporation. Cardero Resource Corp. has an option to earn a 100 % undivided interest in the property, subject to the owners retaining a 2% NSR, by making certain payments and issuing shares over a four year period ending on October 30, 2007.

The mineral concession has an initial 6-year term for exploration; thereafter an exploitation concession is required.  During the 6-year term one of the obligations is to carry out exploration work each year and submit reports in May of each year covering the previous years work.  “Rights payments” (taxes), are due in January and July of each year.  The amount of taxes and work required is determined by the size of the mineral concessions.  Reducing the size of the mineral claim anytime after the first year can reduce the amount of taxes and work requirements going forward.

Accessibility, Climate, Infrastructure and Physiography

The property is readily accessible by road from the city of Hermosillo or from the city of Guaymas to the south.  Hermosillo is a major center with a population of more than 1.0 million with a wide variety of amenities and services typical of a city of its size. From Hermosillo the property can be reached by traveling southeast along Highway 16, past the town of La Colorado to about signpost

95 km.  From here a dirt road is followed south to the small settlement of Agua Fria and then east a short distance to Rancho Los Gachupines, which is located near the center of the property. Numerous secondary dirt roads and fence line trails provide reasonable access to most parts of the property.  The closest services to the property are located at Tecoripa which is a small truck stop located on Highway 16 about 10 km past the turnoff to Agua Grande. At Tecoripa there is a gas station, small restaurant and some basic accommodation.

Topography on the property is characterized by a series of hills and ridges of generally moderate relief interspersed with flat valley bottoms that have been partly cleared for cattle grazing. The area is incised by numerous small arroyos, which feed into several main drainages that flow westerly. The mean elevation of the valley bottoms in the area is about 400 meters above sea level rising to 600 to 700 metres a.s.l. along some of the higher ridges and hilltops.

The region is a dry desert environment.  Indigenous vegetation consists of a fairly uniform cover of moderately thick spiny brush and desert sage interspersed with cacti (mainly choa), palo verde, palo fierro and mesquite.

The summer season can be very hot with temperatures commonly exceeding 40º C.  From November through mid March the temperature moderates to the mid teens to low 20’s during the day, dropping down to freezing or near freezing at night.

History

There are more than 20 old prospects in the area, principally veins, which have received sporadic exploration over the years but the history of this work is poorly documented. Three prospects have had some development.  At Batamote, located about three km east of Rancho Los Gachupines, two parallel quartz veins were explored and partially mined to a depth of about 40 metres. The veins have an average width of about 2.0 m and contain free gold with values in copper and silver. Between 1981 and 1982, 298 tons was reportedly shipped to the Cananea smelter that averaged

33.9 g/t gold, 28.8 g/t silver and 1.02% copper.  A small, 30 tpd floatation-gravity separation mill was subsequently built on site that last operated in 1988 or 1989 but there are no records of the amount of material processed.  In 1992 Industriales Penoles completed a small scoping study and estimated the remaining reserves to be about 200,000 tons of 11.0 g/t gold with a good potential for expanding the resource with additional exploration.

At San Martin, located 13 km south of Batamote, a lenticular zone of pyritic mineralization hosted within porphyritic volcanics was mined by a small open pit that is about 100 m across and 30m to

40 m deep.  Most of the material was stockpiled in several large dumps adjacent to the pit but some was reportedly hauled by gravel truck to a small mill set up near Tecoripa. The grade of the material processed at Tecoripa is not known. Three composite samples of mineralization collected from the dumps averaged 139 g/t silver and 1.09 g/t gold with minor copper and lead values.

Mineralization consists of mainly pyrite with minor galena, chalcopyrite and tetrahedrite that occur as disseminations and in thin seams, veins and fractures associated with tourmaline and quartz.

The host rock is highly fractured and strongly altered (sericite-quartz-tourmaline-clay-carbonate). Mineralization appears to have been controlled by two or more intersecting faults that formed an ovoid to lenticular-shaped, steeply-dipping zone up to 30 m wide and 100 m long.  Mineralization does not extend much beyond the limits of the open pit but there may be may be some depth potential.

On the Bonacita property, located about 1.0 km west of San Martin, there are remnants of two old mills, some old buildings, a cemetery as well as numerous overgrown pits, shafts and declines. The early history of the property is not well documented but most of the development work probably dates back to the early to mid 1900’s.  Work was carried out over a broad area on a number of quartz veins and vein swarms that have a fairly consistent N to NNW strike and easterly, 40º to 52º dip. The veins contain only traces of sulphide but are commonly stained red with secondary hematite giving the rock a jasperoidal appearance.  The veins contain free gold, some silver and minor base metals.  There are old placer workings in the main arroyo west of the showings and evidence of dry placer work in the general area where the veins occur.  The most recent work was carried out by Penoles in 1989.   Penoles cross-cut the area with three long trenches spaced about

50 m apart. Sampling along the trenches identified significant, but somewhat spotty, gold mineralization in three areas.  The best coherent section averaged 5.5 g/t gold over 20 m.  No follow-up work was carried out.

Rick Wynne staked the La Zorra claim in late 2002.  Rick initially became aware of the area when he was manager of Cominco’s office in Hermosillo in the 1970’s.  He had subsequently examined the area for Tyler Resources in the 1990’s but at the time much of the area was staked.

Rick and his partners carried out a preliminary prospecting-sampling program in February, 2003. The property was subsequently optioned by Cardero Resource Corp. and a more comprehensive mapping and sampling program was completed in January and February, 2004, which is the basis of this report. Field work was carried out by the writer and two Canadian geologists (Bob Ryziuk and Todd Farager) and logistical support was provided by Winfield Fenton, a mining engineer residing in Hermosillo.  Messrs. Ryziuk, Farager and Fenton are partners of Rick Wynne’s and completed the initial prospecting program on the property.  All three are very capable and qualified and were retained by Cardero to work on the project because of their familiarity with the property and surrounding region.

Geological Setting

The geological plan and sample locations are presented in a series of 6 maps.  Figure 744-3A is an overall geological plan map of the project area at a 1:20,000 scale.  Figures 744-3B to 744-3E are maps of selected areas of interest in greater detail (1:2,000 to 1:5,000).  A general geological column is presented in Table I.

According to Geology Map H12-11 published by Consejo, rocks of the Upper Triassic Barranco Group underlie the extreme NW corner of the project area and are the oldest rocks exposed on the property. The area falls outside the primary target area and was not examined during the mapping program. According to Consejo, the Group is composed of deformed calcareous arenite, arenaceous shale and conglomerate. North of the claim area, the shales contain intercalated lenses of carbonaceous material that have locally been thermally metamorphosed to commercial-grade amorphose graphite.  Some of the graphite deposits are currently being mined on a small scale.

Shallow marine to subareal volcanic rocks of the Middle to Upper Cretaceous Tarahumara Formation underlie most of the central and southern parts of the project area.  The principle units consist of green, grey and maroon andesitic to dacitic flows, volcanic breccia, tuff, volcanic wacke and minor limestone.  The most common varieties are massive, unaltered, porphyritic andesite and quartz-eye dacite flows that form many of the more resistive hills and ridges in the area.  The porphyries are fairly uniform but locally display well-developed flow banding and flow-top breccia textures.  Some of the porphyries are more coarsely crystalline and could be synvolcanic, hypabyssal dykes or sills.

Small apophyses of the Upper Cretaceous to Lower Tertiary Sonora Batholith outcrop in a number of areas on the property.  Two main intrusive centers are present; one occurs in the southern part of the project area and is associated with the mineralization at San Martin and Bonancita.  The intrusive is roughly 2.0 km in diameter and mainly composed of medium crystalline biotite- hornblende granodiorite.  A finer grained more mafic border phase consisting of hornblende and hornblende-biotite quartz diorite and diorite occurs along the eastern and western margins of the stock.

A second intrusive center occurs to the north and underlies a fairly broad area east and south of Rancho Los Gachupines. Most of the stock is composed of a uniform medium-grained, biotite- hornblende granodiorite with minor quartz diorite, diorite and aplite. The intrusive is generally highly weathered and forms recessive, sandy exposures in most areas.

In the northern part of the map area a thick section of Miocene volcanics and sediments unconformably overlie the Tarahumara Formation and intrusives of the Sonora Batholith. Along Arroyo Coronado the sequence contains a coarse basal conglomerate unit with well-rounded cobbles and boulders that is overlain by a thick section of flat-lying rhyolitic tuffs and agglomerate.  The overlying tuff-agglomerate section is well exposed in the hills north of Rancho Batamote. The total thickness of the Miocene section exposed in the area is about 180 m.

In the south-central part of the map area the Miocene section is preserved in a small basinal area centered about 2.5 km north of El Realito.  Here, a similar basal conglomerate unit is exposed along Arroyo Los Tinajas that is overlain by up to 50 m of flat-lying, cream colored lithic tuff. Small, pinkish, fine-grained, bodies of quartz-eye rhyolite protrude through the lithic tuff and may be remnants of volcanic domes.

Deposit Types

There are five general types of mineralization present on the property, which include:

1.   Simple veins and associated shear zones with gold, silver and base metal mineralization.

2.   Copper-gold skarns

3.   Copper mineralization (+/- silver, gold) in fracture zones and weakly developed stockwork zones associated with porphyry style alteration.

4.   Copper-gold-silver mineralization with some high sulfidation, epithermal type characteristics.

5.   Low temperature, low-sulfidation type chalcedonic veins with minor precious metal values.

The first four types appear to be genetically related to the emplacement of the Sonora Batholith. The latter type is probably related to the Miocene volcanic event.

There are numerous small veins in the area that contain variable but locally very high gold and silver values. Most have been developed to some degree but generally on a small scale. The veins show a spatial association with the two main intrusive centers on the property and display a zonation (refer to Fig 744-3A) that grades outward from gold and copper-gold veins with some silver within and near the intrusions, to intermediate-type silver-rich veins with less gold and some base metals to more distal type lead-zinc-copper veins with variable but generally weaker silver- gold mineralization.  Some of the veins like La Pirata, California, Los Chinos and Los Tinajas are locally very high grade (grab samples have assayed up to160 g/t gold and 1235 g/t silver) but the veins are small and the mineralization too poddy and erratic to be of economic interest except perhaps on a small scale, hands-on, “mom and pop” type of operation.  One exception is the Bonancita prospect that contains a series of closely spaced auriferous quartz veins with intervening fracture mineralization that may have bulk mining potential.  The Bonancita prospect however is covered by claims held by others.

Skarn type mineralization is exposed in a few small dumps at the base of Cerro Las Margaritas, 2.8 km WNW of El Realito. The general area is underlain by dry looking Cretaceous volcanics.  Skarn material consists of a medium to coarse crystalline mixture of andradite garnet, diopside, calcite, actinolite, chlorite, epidote, magnetite and specularite with fairly abundant secondary copper oxides and local traces of visible gold.  Small block of marble were seen in one area.  A sample of skarn with v.g.  assayed 16.3 g/t gold and 251 g/t silver. Copper values range between 0.43% and

11.8%.

The source of the skarn is somewhat uncertain. The material occurs in piles in a flat area with no obvious bedrock exposure and with no sign of workings either beside the dumps or on the adjacent hillside and a search of the general region did not locate any showings with similar mineralization. According to a resident of El Realito, there was a shaft at the site but it was filled in with a bulldozer when the area was cleared for grazing.

The skarn mineralization is interesting although it is probably very small. A magnetic survey was run over the area in an attempt to delineate the zone but the response was essentially flat except for one sharp spike right over one of the dumps.

Poorly exposed stockwork copper mineralization, associated with porphyry-type alteration, was noted in a few areas of the property.  In one area, immediately northwest of the Los Gachupines ranch, extensive copper float was noted within a poorly exposed quartz-sericite-clay-alunite(?)- pyrite alteration zone that appears to be about 600 metres wide and more than 800 metres long; debris areas of leached, highly gossanous vein and vuggy replacement-type quartz occur scattered throughout the central part of the area.  A second area that appears to contain fairly widespread alteration is centered about 2.5 kilometres northeast of the Los Gachupines ranch.  Here, propylitically altered volcanics and areas of moderate to strong quartz-sericite-tourmaline-pyrite alteration are exposed in a number of outcrops and float over a broad area that is largely concealed by overburden. Small debris fields of gossanous vein and vuggy replacement-type silica similar to that seen in the other area were also noted in several places. Copper mineralization is not conspicuous but is present in float in one area associated with stockwork quartz veining.

Mineralization on the La Zorra property may be related to the upper parts of a porphyry system(s). Veining shows a well-developed zonation with a central gold-rich core and an outer lead-zinc rich shell, which is consistent with this model.  The areas of broader alteration have a general calc- alkaline type porphyry signature with both propylitic type and quartz-sericitic-pyrite type alteration zones although the alteration lacks the size and well-developed concentric zonation pattern (i.e. propylitic-argillic-phyllic-potassic) characteristic of most large economic porphyry deposits which could be due to the high level of exposure within the system.

The two main alteration zones locally display some of the characteristics of a high-sulfidation epithermal system including a general copper-silver-gold association where significant mineralization is present and the local presence of abundant pyrite, clay, vuggy replacement-type quartz and alunite. The overlap of the two styles of alteration are not inconsistent within an overall porphyry-copper model.  There is increasing evidence that some epithermal high-sulfidation deposits are linked to deeper porphyry systems and are the result of a sudden pressure release and mixing of deeper magmatic fluids with meteoric waters in the later stages of porphyry development.  Such sudden releases and mixing of fluids are probably triggered by large-scale crustal faulting. In such a scenario, tectonically active areas would be more favorable for the formation of such deposits.

Small, chalcedonic to opaline quartz veins occur within and near the margins of the Miocene volcanics but contain only minor precious metal values.

Mineralization

As previously noted, the La Zorra claim overlaps a number of historical workings covered by small internal claims owned by others. The location of the internal claims and relevant showings are shown on Fig 744-3A.

All of the veins, alteration and mineralization identified on the La Zorra claim to date are shown on Fig. 744-3A and descriptions of samples from these areas are given in Appendix C. The areas of more significant mineralization and alteration are discussed below.

Los Gachupines

Los Gachupines is an area of broad alteration with both porphyry and high sulfidation epithermal characteristics that is center about 1.5 km NW of the Los Gachupines ranch in a recessive area that is largely covered by colluvium. Fig 744-3D-1 is a detailed map of the area at a scale of 1:2,000.

The zone has an apparent N40E trend with an overall width of the about 800 m and length of at least 900 m.  The area contains less than 10% outcrop; colluvial cover conceals possible extensions of the zone to the NE and SW.

At Los Gachupines, a central zone of alteration about 600 m wide consisting of pervasive, moderate to strong quartz-clay-sericite-pyrite-alunite(?) alteration is flanked on the NW and SE by a zone of propylitic alteration that is about 100 m wide. The central alteration zone consists of tan colored, leached, variably limonitic material that is strongly silicified and commonly contains thin veinlets and microveinlets of quartz.  Debris areas of dark, limonitic-hematitic vein-type material and vuggy replacement type silica with epithermal characteristics occur in clusters over much of the area.  Angular float with abundant copper oxides were observed over an area that is about

300 m long and about 100 m wide, along the NW exterior edge of the central alteration zone. Within this zone two areas with very abundant copper float were noted that are at or very close to their source.

The peripheral propylitic alteration zones consist of green propylitically altered andesite with some silicification and uniformly disseminated pyrite (2%-5%).  The southeast zone is cut by quartz- calcite veinlets and has an orange-red altered appearance that is probably due to surface oxidation.

Seven samples of mineralized float collected from the area averaged 8.42% copper, 248 g/t silver and 0.398 g/t gold.  Sample GB-65, which was a composite sample of fairly typical mineralized float in the area, assayed 5.65% copper, 267 g/t silver and 0.357 g/t gold.  Five samples of leached, highly gossanous quartz with no obvious copper oxides returned an average value of 2228 ppm copper, 52.6 g/t silver and 0.198 g/t gold.

A small soil grid consisting of 5 lines spaced 100 meters apart was run over the northern part of the zone. Samples were collected at 25 m intervals. In total, 143 samples were collected and analysed for multi-element ICP plus gold by FA-AA.  Results show a weak to moderate copper anomaly and partly coincident moderate to strong zinc anomaly that extends over the area of float mineralization and western propylitic alteration zone.

The interpretation of the Los Gachupines zone is an initial low-sulfidation alteration event (mainly propylitic-quartz-pyrite) that may be related to porphyry copper mineralization at depth, overprinted by structurally controlled epithermal-type high sulphidation veins and replacements zones containing significant copper-silver-gold mineralization. The size of the alteration area and the high-grade nature of the copper-silver-mineralization make it an attractive exploration target.

Batamote West

Batamote West in another large altered area with some similarities to Los Gachupines. The alteration zone is centered about 2.5 kilometres northeast of the Los Gachupines ranch.  Alteration occurs along the northern contact of the granodiorite stock situated near the center of the property

(refer to Fig 744-3A).  A small part of the alteration area extends onto the Batamote property (Los Gachupines claim) but the majority of the zone, including the main areas of interest, are covered by the La Zorra claim.

Most of the area is covered by colluvium, which in some of the arroyos is more than 5 m thick. Alteration is exposed in a number of small outcrops, suboutcrop and float over a broad area and consists of propylitically altered volcanics with pyrite and secondary magnetite intermixed with area of moderate to strong quartz-sericite-tourmaline-pyrite alteration.  Small debris fields of epithermal-type gossanous vein quartz and vuggy replacement-type silica similar to that seen in the Los Gachupines alteration area were also noted in a number of places. Copper mineralization is not as conspicuous as at Los Gachupines but mineralized float was found in one area.  A composite sample of this material assayed 2.97% copper, 7.86 g/t gold and 6.6 g/t silver.

A reconnaissance type magnetic survey consisting of four N-S lines, each 3.0 km long and spaced 500 m apart, was run over the western part of the alteration area. The results are shown in Fig. 744-4, which is a color contour map of the Total Field Magnetics.  The most prominent feature is a 500 nT to 1000 nT magnetic high, about 1 km across, centered at 85700E, 3144000N. The only outcrop in the area is exposed along an arroyo and consists of propylitically-altered andesite with pyrite and secondary magnetite cut by limonitic quartz veins with tourmaline.  Copper float occurs above the arroyo in the same area.  The magnetic anomaly and alteration are interesting features which could be associated with a significant porphyry at depth.

Arroyo Los Chinos

Significant stockwork copper mineralization was noted in outcrop in three places within the Arroyo Los Chinos basin.  A small outcrop of dacite that occurs adjacent to an old tote road at about 586450E, 3135550N contains thin quartz-epidote veinlets with albite alteration halos. The rock is generally silicified and contains secondary copper oxides throughout as disseminations, in the quartz veinlets and along fractures. The zone contains secondary magnetite but only minor pyrite. A composite sample collected across about a 6.0 m interval assayed 0.6% copper with minor gold and silver. This is a new showing with no evidence of prior work.

About 100 m to the SW, similar mineralization is poorly exposed in the bed of the tote road over about a 5 m interval in a section of the road that has been washed away. A grab sample of

Due to the size of this file, the Batamote West – Total Field Magnetic Grid has not been included herein.

A complete copy of this report can be viewed at the Company’s offices at Suite 1901 – 475

Howe Street, Vancouver, BC, V6E 2K3 during business hours (8:00 a.m. – 4:00 p.m.) Monday-Friday.

mineralization from the zone assayed 1.57% copper. No other outcrop was seen in this area or between the two showings.

A third exposure of similar fracture-type mineralization, hosted in andesite, occurs about 1.0 km to the west although the mineralization and alteration are not as strong and there are unmineralized exposures nearby. A representative composite sample of the mineralization over a width of about

2.5 m assayed 0.32% copper with minor gold and silver. A selected sample of better grade mineralization assayed 2.74% copper, 0.512 g/t gold and 66.1 g/ton silver.

The three showings have porphyry characteristics (low sulfidation variety) and are more than a kilometer apart with no outcrop in between.

La Pirata

La Pirata is a vein type occurrence located on the west flank of Cerro La Pirata .  The vein is subvertical, trends NNW and is exposed over a strike length of about 50 m.  The vein has been explored by a single shaft and trench about 40 meters long.  A small stockpile of vein material near the shaft contains chalcocite and conspicuous visible gold. Where exposed, the vein is 12-15 cm wide and consists of milky quartz that is locally brecciated (rounded clasts) and healed with chalcedonic quartz.  Boxwork textures are commonly present.

Four samples of vein material collected by Todd Faragher averaged 8.0% copper, 25.33 g/t gold and 400 g/t silver.

Las Tinajas

Las Tinajas is located 1.6 km NW of El Realito and is another high-grade vein occurrence similar to La Pirata.  A narrow quartz vein occurs in a shear zone trending WNW, which is exposed in a shaft, adit and a few pits over a strike length of 75 m. The vein contains chalcocite, azurite and malachite and locally visible gold. Three samples of vein material averaged 7.62% copper, 25.13 g/t gold and 25.9 g/t silver.

Margaritas

The previously noted skarn occurrence located on the south flank of Cero Las Margaritas is located on the La Zorra claim. Mineralization is hosted in a proximal-type skarn that appears to have replaced a limestone lens. Five samples of mineralization found on small dumps and scattered around the area averaged 3.5% copper, 3.99 g/t gold and 240g/t silver.

The size of the showing is not known.  There are no workings in the area but according to a local resident there was a shaft at the site that was covered over when the area was cleared for grazing. The skarn occurs in rocks of the Cretaceous Tarahumara Formation, which is mainly a volcanic sequence with minor limestone. The Margaritas skarn is probably a small lens and the likelihood of a large deposit of similar mineralization in the area would appear to be remote.

Exploration

The only work carried out on the La Zorra claim by Cardero Resource Corp. to date is outlined in this report.   Work has been of a reconnaissance nature and designed to evaluate the property on a preliminary basis and identify targets that warrant follow up exploration.

Drilling

No drilling has been carried out on the property by Cardero nor is there any evidence any prior drilling on the property.

Sampling Method and Approach

In total, 106 rock samples were submitted for gold and multi-element ICP analyses.  Three samples with visible gold were separated out and first assayed by a metallic gold technique

(standard assay combined with an assay of the coarse screen fraction) and then multi-element ICP. Sample locations are plotted on Maps 744-3A to 744-3E.  Sample descriptions and sample locations (UTM) are given in Appendix A and analytical results listed in Appendix B.

In addition, 339 soil samples were collected and the –80 mesh fraction analysed for gold and the same multi-element ICP package. One hundred and forty-three samples were collected from the Los Gachupines target. Complete results are listed in Appendix B and the results for copper and zinc plotted on Map 744-3D-2.  The remaining soil samples were collected from the Bonancita property along 6 staggered E-W grid lines spaced about 100 m apart; the location of the grid lines results for gold shown on Map 744-3B.

Most of the rock samples consisted of representative grab samples from various veins, vein float and alteration areas.  Chip samples were collected in several areas across broader zones of alteration and veining. Follow-up check samples were collected in two areas to corroborate earlier results.

As there was very little prior assay data, sampling was broad based and of a data-gathering, reconnaissance nature. The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work. In the writer’s opinion the sampling program achieved these objectives.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity and security of each sample.  Samples were packed in appropriately marked fiberglass sacks, sealed and driven from the field directly to the ALS Chemex lab in Hermosillo.

All of the analyses were carried out by ALS Chemex.  ALS Chemex laboratories have a quality assurance program that operates according to the International Standards Organization (IOS) guidelines.  Each laboratory employs a comprehensive quality control program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the IOS.

Sample preparation was carried out in the Hermosillo lab.  Rock samples were coarse crushed and then the entire sample pulverized to better than 85% passing 75 microns.  Soil samples were dried and then dry-sieved to –80 mesh.

The Hermosillo lab completed all of the gold analyses and the ICP work was carried out by the

ALS Chemex lab in Vancouver.  Gold analyses were initially determined by Fire Assay with a AA

(atomic absorption spectrometry) finish from a 30 g sample.  Samples with greater than 10.0 ppm gold were rerun by fire assay with a gravimetric finish.  The ICP samples were digested in hot acqua regia and analysed for 50 elements by a combination of ICP-MS (mass spectrometry) and ICP- AES (atomic emission spectroscopy).  Samples that returned values greater than the detection limits for silver, copper, lead and zinc were reanalyzed for these elements by AA.

Standard laboratory samples are run routinely by ALS Chemex to ensure quality control and lack of contamination.

Data Corroboration

All of the data was checked against field notes and sample description logs to ensure that there were no unusual inconsistencies between the reported results and field observations.

In addition the writer collected a suite of samples on the second visit to the property to corroborate some of the earlier results.  The results compare quite favorably with the earlier sampling both in terms of the overall grades and relative abundances of associated elements.

The writer is satisfied that the data obtained is accurate and reliable.

Interpretation and Conclusions

Mineralization on the La Zorra property may be related to the upper parts of a porphyry system(s). Veining shows a well-developed zonation with a central gold-rich core and an outer lead-zinc rich shell, which is consistent with this model.  Alteration has a general calc-alkaline type porphyry signature with both propylitic type and quartz-sericitic-pyrite type alteration zones present although the alteration appears to lack the size and well-developed concentric zonation pattern (i.e. propylitic-argillic-phyllic-potassic) characteristic of most large economic porphyry deposits which could be due to the high level of exposure within the system.

San Martin pit

Old mill foundation on the Bonancita Property

General view of fairly typical topography and vegetation in the

La Zorra claim area.

View looking down stope on the California Vein.  Typical of many of the old workings in the area.

Fractured, bleached granodiorite with silicification and sericite alteration adjacent to flat-lying set of fractures.  Bonancita property.

Quartz-sericite altered granodiorite with stockwork of hematitic fractures and quartz veinlets.  Bonancita property.

Outcrop of quartz-clay-sericite alteration with quartz microveining.

Los Gachupines alteration zone.

Copper float in soil.  Los Gachupines alteration zone.

General view of Los Gachupines zone showing colluvial cover that extends over much of the area.

Quartz-tourmaline breccia.  Golden Gate property.  Fine-grained tourmaline occurs as disseminations in fragments and with quartz in matrix.

Small floatation-gravity mill on Batamote property.

Shaft on “East Vein”, Batamote property. Structure is about 3.0 m wide.

Surface exposure of auriferous quartz vein about 0.8 m wide.

California property.

Sample BR-12 from Los Chinos vein which assayed 160 gm/t gold. Vein has well-developed breccia texture with angular to rounded quartz fragments in a hematitic quartz matrix.

Appendix A

Estimated Cost of Recommended Program

Program Costs

Phase I: Geophysical Survey (Induced Polarization – Ground Magnetic Survey)

- 8 days for initial survey
- 4 days allocated for follow-up and 2 days allocated for contingency
- total 14.0 days to complete survey

a) 14.0 days for contract geophysical crew @ $2000/day all inclusive	US $28,000.00
b) Mob-Demob	2,000.00
Total Phase I	$30,000.00

Phase II: Reverse Circulation Drill Program (contingent upon Phase I)

- 2,000 meters of RC drilling in 8 to 10 holes
- 25 day program

a) Direct drilling – 2000 meters @ $40/m all incl.	$80,000.00
b) Preparation and planning	4,000.00
c) Supervision and Consulting	4,000.00
d) Drill site preparation	5,000.00
e) On site geologist	8,000.00
f) Accommodation	10,000.00
g) Truck rental – 1 truck 25 days @ $200/day all in	5,000.00
h) Assays – 1000 @ $15/sample	15,000.00
i) Field supplies, freight, telephone, misc items	5,000.00
j) Travel	3,000.00
k) Drafting and final report	6,000.00
Sub Total	$145,000.00
Contingency	15,000.00
Total Drilling	$170,000.00 US

Total Estimated Cost of Phases I & II **$200,000.00** US

Appendix B

Writer’s Certificate

G . B E L I K   &   A S S O C I A T E S

1815 North River Drive, Kamloops, B.C., Canada V2B 7N4

Tel: (250) 376-8351

Fax: (250) 376-8351

Email: gbelik@shaw.ca

     CERTIFICATE of AUTHOR

      I, Gary D. Belik, P.Geo. do hereby certify that:

1.         I am currently self employed as a geological consultant (minerals) with my office located at:

1815 North River Drive Kamloops, B.C., Canada V2B 7N4

2.         I graduated with a degree in Bachelor of Science in Geology (honours) from the University of British Columbia in 1970.  In addition, I have obtained a degree in Master of Science in Geology from the University of British Columbia in 1974.

3.         I am a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4.         I have worked as a geologist for a total of 34 years since my graduation from

University.

5.         I have read the definition of “qualified person” set out in National Instrument

43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.         I am responsible for the preparation of all sections of the technical report titled Geological Report on the La Zorra (Gachupines Project), State of Sonora, Mexico and dated March 29, 2004 (the “Technical Report”) relating to the La Zorra property. I visited the La Zorra property on January 12, 2004 for 19 days and on March

4, 2004 for 2 days.

7.         I have not had prior involvement with the property that is the subject of the

Technical Report.

8.         I am not aware of any material fact or material change with the respectto the subject matter of the

            Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.         I am not independent of the issuer applying all of the tests in the section 1.5 of National Instrument 43-101, by having stock options and an employment contract with Cardero Resource Corp.

10.         I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.         I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them; including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Appendix C

Rock Sample Descriptions

Appendix D

Assay Certificates

Due to the size of the assay certificate files they have not been included herein.

A complete copy of this report can be viewed at the Company’s offices at Suite 1901 – 475

Howe Street, Vancouver, BC, V6E 2K3 during business hours (8:00 a.m. – 4:00 p.m.) Monday-Friday.

Appendix E

References

REFERENCES

Dawson, J.M., Dec. 12, 2003                         Report on the Gachupines Project,

                                                                       State of Sonora, Mexico;

                                                                       Private Report to Cardero Resource Corp.

Einaudi, M.T., June 1994                               High Sulfidation and Low Sulfidation Porphyry Copper/Skarn Systems: Characteristics, Continua, and Causes;

                                                                       Summary Transcript from Society of Economic Geologists International Exchange

                                                                       Lecture-June, 1994.

Hedenquist J. (1999)                                       The tops and bottoms of High-sulfidation epithermal ore deposits; Mineral Deposits; Processes to Processing, Stanley et al (1999) pp. 515-518

Hedenquist J. (1993)                                       Environments of epithermal mineralization:

principal factors controlling the nature of the hydrothermal system; in Volcanoes and Ore Deposits, Short Course #14, The Mineral Deposit Research Unit, The University of

British Columbia, April 26-28, 1993.

Hedenquist J. (1993)                                       Magmatic components in hydrothermal

Systems: Are they necessary to form an ore deposit?

in Volcanoes and Ore Deposits,

Short Course #14, The Mineral Deposit Research

Unit, The University of British Columbia, April 26-28, 1993.

Schafer, R.W. et al (1988)                              Bulk Mineable Precious Metal Deposits of the United States; Symposium proceedings sponsored by the Geological Society of Nevada, Reno Nevada, April 6-8, 1987.

Sillitoe, R.H. (1993)                                       Epithermal Models: Genetic Types, Geometric

Controls and Shallow Features;

in GAC Special Paper 40, pp. 403-417.

Wynne, R. L. (199?)                                       Private report to Tyler Resources on the Gachupines area.

Appendix F

Claim Descriptions

Due to the size of the claim description files they have not been included herein.

A complete copy of this report can be viewed at the Company’s offices at Suite 1901 – 475

Howe Street, Vancouver, BC, V6E 2K3 during business hours (8:00 a.m. – 4:00 p.m.) Monday-Friday.